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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                SCHEDULE 13D
                               Amendment No. 1


                  Under the Securities Exchange Act of 1934


                      ENVIRONMENTAL PLUS, INCORPORATED
                (FORMERLY KINLAW ENERGY PARTNERS CORPORATION)
                ---------------------------------------------
                               Name of Issuer
                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)


                                 29406A 10 6
                              -----------------
                               (CUSIP Number)

                                George Davis
                                Rt. 1 Box 41
                            Overton, Texas 75684
                               (903) 834-6269
                          ------------------------
               (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications)


                                July 23, 1996
           (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a filing fee is being paid with this statement [   ].
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                                  SCHEDULE 13D
                                Amendment No. 1


1. Name of reporting person and S.S. or I.R.S. identification nos. of above person:
              GD-JD, Inc. (formerly Environmental Plus Incorporated) (the "Reporting Person")

2.       Check appropriate box if a member of a group:

         (a)     __________
         (b)     __________

3.       SEC use only:



4.       Sources of funds: OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): Not Applicable

6.       Citizenship or place of organization: U.S.A.

Number of shares beneficially owned by each reporting person with:

         7.      Sole voting power: 340,000

         8.      Shared voting power: 0 [see Item 6]

         9.      Sole dispositive power: 340,000

         10.     Shared dispositive power: 0 [see Item 6]

11.      Aggregate amount beneficially owned by each reporting person: 340,000

12.      Check if the aggregate amount in Row 11 excludes certain shares:


         ---------

13.      Percent of class represented by amount in Row 11:   0.9%

14.      Type of reporting person: CO




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ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Environmental Plus, Incorporated (formerly Kinlaw Energy Partners Corporation), a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at 2995 LBJ Freeway, Suite 200, Dallas, Texas 75234. As of the date of this statement, there are 38,760,285 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed with respect to the exchange, effective July 23, 1996, of shares of the Reporting Person for shares of the Issuer pursuant to which the Reporting Person disposed of 33,366,000 shares of the Issuer, the following of which have beneficial ownership of more than 5% of the Issuer's Common Stock after such exchange: George Davis--11,900,000 shares (33.3%); J.D. Davenport--11,652,500 shares (30%), and Charles White (Charles or Louise White Living Trust)--3,774,000 shares (9.7%).

         The business address of the Reporting Person is Route 1, Box 41, Overton, Texas 75684. During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of the Issuer were exchanged for shares of the Reporting Person without any additional consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person exchanged its shares for shares of the Issuer in order for its shareholders to benefit from share ownership of the Issuer. There are no plans or proposals as described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person retained beneficial ownership of 340,000 Shares (approximately 0.9%) of the outstanding Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, or understandings with respect to the transaction described herein. The named acquirees of the Issuer's shares, Messrs. Davenport and Davis, remain officers and directors of the Reporting Person as well as the Issuer and may be deemed





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controlling persons of the Reporting Person and the Issuer for the purposes of the shares retained by the Reporting Person. In addition, Charles White is a director of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         July 23, 1996                       GD-JD, INC.
- -----------------------------------
             Date



                                             By: /s/ GEORGE DAVIS
                                                -------------------------------
                                                George Davis, President





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